Exhibit 4.7

Material elements employment contract Mr. P. van Bommel

(effective as from 1 July 2010)

Subject to approval of the Annual General Meeting of Shareholders on 20 May 2010 (the “2010 AGM”), Mr. van Bommel will be appointed as member of the management board with effect as of 1 July 2010 and he will be CFO as per 1 September 2010. Mr. van Bommel’s employment contract is a fixed term contract for 4 years until 1 July 2014 and he will be entitled to an annual base salary of Euro 360,000 gross. Notice periods of 3 months for Mr. van Bommel and 6 months for ASM International apply.

Mr. van Bommel will participate in the defined contribution plan offered to members of the Management Board under the same financial conditions applicable to all employees residing in the Netherlands. Reference is made to the ASM Remuneration Policy, posted on the ASM website: www.asm.com.

The annual short term incentive currently varies between 0% and a maximum of 50% of the base salary and is based on the achievement of performance criteria. Reference is made to the ASM Remuneration Policy. As for the applicable long term incentive scheme, reference is made to the long term incentive (stock options) plan for the Management Board (the “LTIP”), approved by the Annual General Meeting of Shareholders held on May 18, 2006. Under this LTIP, Mr. van Bommel would be granted 30,000 stock options between 1 July and 31 December 2010.

In case of termination of employment by ASM International or if Mr. van Bommel is not reappointed after 1 July 2014, Mr. van Bommel will be entitled to an all-inclusive severance payment equal to two year’s base salary, unless dismissal is given for an urgent cause (as defined in section 7: 678 Dutch Civil Code)or after 2 years of illness. If the employment agreement is renewed after 1 July 2014 a maximum of one year’s base salary is payable as a severance payment in a new employment agreement.

Please note that at the 2010 AGM, a new remuneration policy may be adopted. In that case, the pension plan offered to Mr. van Bommel may be improved (with effect as from 1 July 2010) and the maximum percentage of his annual incentive may be raised. Also, the LTIP may be amended and the number of options to be granted to Mr. van Bommel may be based on the achievement of predetermined targets linked to the long term development of ASM International; stock options will then vest after a minimum of three years and can be exercised for a period of three years after vesting.